1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No          X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 27, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN THAT a class meeting of the holders of domestic shares (the “Domestic Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:00 a.m. on Friday, 26 June 2009 at the Company’s conference room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

To consider and approve the following resolution:

“THAT:

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H Shares of the Company on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate amount of H Shares of the Company authorised to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the total amount of existing issued H Shares of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) shall be conditional upon:

(i)	the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the annual general meeting of the Company to be held on 26 June 2009 (or on such adjourned date as may be applicable); and the class meeting for holders of H Shares to be held on 26 June 2009 (or on such adjourned date as may be applicable);

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in article 30 of the articles of association of the Company;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the articles of association of the Company as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares of the Company as contemplated in paragraph (a) above; and

(ii)	file the amended articles of association of the Company with the relevant governmental authorities of the PRC; and

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H shares or holders of domestic shares of the Company at their respective class meetings.”

By Order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong, the PRC

24 April 2009

NOTICE OF 2009 SECOND CLASS MEETING OF

THE HOLDERS OF DOMESTIC SHARES

Notes:

(A)	Holders of Domestic Shares whose names appear on the Company’s register of members of Domestic Shares at the close of business on Tuesday, 26 May 2009 are entitled to attend this meeting.

(B)	Holders of Domestic Shares, who intend to attend the Domestic Shareholders’ Class Meeting, must deliver the completed reply slip for attending the Domestic Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Friday, 5 June 2009. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of Domestic Shares who has the right to attend and vote at the Domestic Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Domestic Shareholders’ Class Meeting.

(E)	The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

(F)	Holders of the Domestic Shares attending the Domestic Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(G)	All voting at the Domestic Shareholders’ Class meeting will be conducted by a poll.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310